Filed by DIANON Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                   Subject Company: UroCor, Inc.
                                                  Commission File No.: 000-28328


Dianon and UroCor will file a proxy statement/prospectus and other relevant documents with the SEC concerning the proposed merger of a wholly-owned subsidiary of Dianon with and into UroCor. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Dianon free of charge by requesting them in writing from DIANON Systems, Inc., 200 Watson Boulevard, Stratford, Connecticut 06615, Attention: Secretary, or by telephone at (203) 381-4055. You may obtain documents filed with the SEC by UroCor free of charge by requesting them in writing from UroCor, Inc., 840 Research Parkway, Oklahoma City, Oklahoma 73104, Attention: Secretary, or by telephone at (405) 290-4117.

Dianon and UroCor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Dianon and UroCor in connection with the merger. Information about the directors and executive officers of Dianon and their ownership of Dianon shares is set forth in the proxy statement for Dianon's 2000 annual meeting of shareholders. Information about the directors and executive officers of UroCor and their ownership of UroCor stock is set forth in the proxy statement for UroCor's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


The following are materials presented to investors and analysts by Dianon during a conference call and PowerPoint presentation on the Internet on June 28, 2001.

                             DIANON SYSTEMS, INC.

                                (NASDAQ: DIAN)

                             DIANON SYSTEMS, INC.

      CERTAIN STATEMENTS INCLUDED IN THIS PRESENTATION RELATING TO MANAGEMENT'S EXPECTATIONS AND BELIEFS ("FORWARD LOOKING STATEMENTS") ARE BASED ON PRELIMINARY INFORMATION AND MANAGEMENT ASSUMPTIONS. SUCH FORWARD LOOKING STATEMENTS ARE SUBJECT TO A WIDE RANGE OF RISKS AND UNCERTAINTIES THAT COULD CAUSE RESULTS TO DIFFER IN MATERIAL RESPECTS. FURTHER INFORMATION REGARDING FACTORS THAT COULD AFFECT THE COMPANY'S RESULTS IS INCLUDED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

                             DIANON SYSTEMS, INC.

                               [GRAPHIC OMITTED]

                    ....bringing together two publicly traded
                     leaders in the growing field of cancer
                                  diagnostics.


--------------------------------------------------------------------------------

                          PROPOSED ACQUISTION JUNE 2001

--------------------------------------------------------------------------------

                               ACQUISITION TERMS

o     FIXED EXCHANGE RATIO OF .4064 DIANON SHARES FOR EACH UROCOR SHARE

o     PREMIUM OF 32% OVER UROCOR'S LAST 90 DAY AVERAGE PRICE

o     ACQUISITION TO BE ACCOUNTED FOR AS A PURCHASE

o     CLOSING EXPECTED ON OR ABOUT OCTOBER 1, 2001

o     PRO FORMA MARKET CAPITALIZATION IN EXCESS OF $450 MILLION

             ACQUISITION BENEFITS: LEADERSHIP IN CANCER DIAGNOSTICS


o     COMPLEMENTS MARKET SHARE AND GEOGRAPHIC REACH
      - ACCESS TO 5,000+ UROLOGISTS NATIONWIDE

o     BROADENS AND DEEPENS PRODUCT PORTFOLIO

o     LEVERAGES SG&A INFRASTRUCTURE TO DRIVE EARNINGS GROWTH

o     STRONG CASH FLOW TO REINVEST IN GROWTH OPPORTUNITIES

o     INCREASES DIANON'S SHARES OUTSTANDING BY 50%
      - ALLOWS FOR IMPROVED LIQUIDITY

o     COMPETITIVE ADVANTAGE IN MANAGED CARE CONTRACTING ENVIRONMENT

                            COMBINED COMPANY OVERVIEW

Business                -Specialized Laboratory Services

Geography               -Direct sales & marketing in
                         all key markets nationwide

Customer                -Urology, Oncology, GI,
Segments                 Dermatology, Ob/Gyn


2002 Pro Forma          -Sales in excess of $180M
Financials              -EBITDA in excess of $45M
                        -Shares outstanding ~ 12M
                        -No debt

                               KEY GROWTH DRIVERS

                               CANCER STATISTICS

o     ESTIMATED NUMBER OF NEW CASES OF CANCER IN 2001: 1.3 MILLION
      - PROSTATE: 198,000               - BREAST: 193,700
      - URINARY SYSTEM: 87,500          - CERVICAL: 51,200
      - MELANOMA: 51,400                - COLORECTAL: 135,400

o     INCREASING PREVALENCE OF CANCER
      - AGING POPULATION
      - NEW DRUG THERAPIES
      - EARLY DETECTION

o     NUMBER OF NEW CASES HAVE MORE THAN DOUBLED IN PAST 25 YEARS

o     OVERWHELMING MAJORITY OF CANCERS ARE ACQUIRED

                            CANCER DIAGNOSTIC MARKET

                         Growth of Surgical Procedures

                60

                50
Number of                                                       33.9%
Surgical        40                                      32.1%
Procedures
(millions)      30                              26.6%
                                6.1%    15.0%
                20      2.3%

                10

                 0

                        '81     '85     '90     '95     '00     '05

                R Inpatient     B Hospital Outpatient   Y Outpatient Surgery
                                                          Center & Physicians's
                                                          Office

                                          Source: SMG Marketing Group, Inc. 1999


o     APPROXIMATELY 35 MILLION CPT CODE 88305'S ANALYZED IN '00
      - 12 MILLION FOR MEDICARE RECIPIENTS

                             REIMBURSEMENT CLIMATE

o     Medicare reimbursement:

              Per Biopsy      % Increase
                 '99              -
                 '00             18%
                 '01             16%

o     Increase heavily weighted to technical component

o     Three year phase-in which began 1/1/2000

                      DIANON/UROCOR'S U.S. MARKET POSITION
                       IN CANCER DIAGNOSTICS - 2000 UPDATE

o     ~1,100,000 INVOLVED TISSUE BIOPSIES ANALYZED FROM OVER 550,000 PATIENTS

o     ~130,000 CASES OF CANCER DIAGNOSED

o     ~20% OF ALL PROSTATE CANCERS DIAGNOSED

o     ~12% OF ALL GASTROINTESTINAL CASES

o     EXCLUSIVE FOCUS ON CANCER SPECIALISTS

o     LEADER IN INFORMATION AND MEDICAL TECHNOLOGY

o     ONE OF LARGEST CANCER DIAGNOSTIC DATABASES

                                 GROWTH STRATEGY

o CONTINUE BUILDING MARKET SHARE IN EACH PHYSICIAN SPECIALTY FOCUSED ON CANCER DIAGNOSIS AND/OR TREATMENT

o EMPLOY MOST ADVANCED INFORMATION AND MEDICAL TECHNOLOGY TO CONTINUALLY IMPROVE SERVICE OFFERING AND BUILD COMPETITIVE BARRIERS

o LEVERAGE DISTRIBUTION SYSTEM TO BRING EVOLVING TECHNOLOGY AND SERVICES TO MARKET AND CREATE PARTNERING OPPORTUNITIES IN CANCER DIAGNOSTICS

                     'SPECIALIZED PATHOLOGY' INDUSTRY LEADER

                               [GRAPHIC OMITTED]

o     SPECIALIZED BY ORGAN SITE

o     INTRADEPARTMENTAL REVIEW

o     STANDARD PROTOCOLS

o     COMPREHENSIVE SPECTRUM OF ADVANCED TECHNOLOGY

o     NATIONAL PANEL OF EXPERT CONSULTANTS

o     CLIENT COMMUNICATION

                                GROWTH STRATEGY

o CONTINUE BUILDING MARKET SHARE IN EACH PHYSICIAN SPECIALTY FOCUSED ON CANCER DIAGNOSIS AND/OR TREATMENT

o EMPLOY MOST ADVANCED INFORMATION AND MEDICAL TECHNOLOGY TO CONTINUALLY IMPROVE SERVICE OFFERING AND BUILD COMPETITIVE BARRIERS

o LEVERAGE DISTRIBUTION SYSTEM TO BRING EVOLVING TECHNOLOGY AND SERVICES TO MARKET AND CREATE PARTNERING OPPORTUNITIES IN CANCER DIAGNOSTICS

                        COMBINING INFORMATION TECHNOLOGY
                            WITH MEDICAL TECHNOLOGY

                                  STRATFORD, CT


                                                                        o Healtheon
                                                    Interface  -----    o Medical Manager
                                [GRAPHIC OMITTED]   Engine              o Cybear
                                                       ^                o Reference Labs
                                                      / \
                                                     /   \
                                                     -- --
                                                       |
                                                       |
                                                       |
                                                       |
                                                       |
                                                     -- --
                                                     \   /
                                                      \ /



      INTERNET        -----   [GRAPHIC OMITTED]      Server  -----  PRIVATE DATA NETWORK

                                                       ^
                                                      / \
                                                     /   \
                                                     -- --
                                                       |
                                                       |
                                                       |
                                                       |
                                                       |
                                                     -- --
                                                     \   /
                                                      \ /





[GRAPHIC OMITTED]

--------------------            [GRAPHIC OMITTED]   Work                [GRAPHIC OMITTED]
o Physicians Offices                                Stations            -----------------   [GRAPHIC OMITTED]
o Hospitals                                                             o New City          -----------------
o Telepathology                                                         o Woodbury          o Pathology
                                                                        o Ohio                Groups
                                OKLAHOMA CITY, OK                       o Tampa
                                                                        o Denver
                                                                        o Plano

                            THE CAREPATH(TM) SYSTEM


        BIOPSY---------------------->DIANON--------------------
                                       |                       |
                                       |                       |
                                       |                       |
                                       |                       |
                                       |                       |
                                     -- --                     |
                                     \   /                     |
                                      \ /                      |
                                                              \ /
        PATIENT--------------------PHYSICIAN-----------HEALTH PLAN


        [GRAPHICS OMITTED]      [GRAPHICS OMITTED]    [GRAPHICS OMITTED]

          PRE-      PATIENT     ENHANCED   NETWORK      CASE     MANAGED
        PROCEDURE  COUNSELING   PHYSICIAN  PROFILE   MANAGEMENT  CARE
        GUIDE        REPORT      REPORT                ALERT     NOTES

                                GROWTH STRATEGY

o CONTINUE BUILDING MARKET SHARE IN EACH PHYSICIAN SPECIALTY FOCUSED ON CANCER DIAGNOSIS AND/OR TREATMENT

o EMPLOY MOST ADVANCED INFORMATION AND MEDICAL TECHNOLOGY TO CONTINUALLY IMPROVE SERVICE OFFERING AND BUILD COMPETITIVE BARRIERS

o LEVERAGE DISTRIBUTION SYSTEM TO BRING EVOLVING TECHNOLOGY AND SERVICES TO MARKET AND CREATE PARTNERING OPPORTUNITIES IN CANCER DIAGNOSTICS

                              GENOMICS DIAGNOSTICS


                               [GRAPHIC OMITTED]


o POSITION COMPANY TO RESPOND TO CHANGES IN DIAGNOSTIC INDUSTRY RESULTING FROM SEQUENCING OF THE HUMAN GENOME

o EXPAND COMPREHENSIVE MOLECULAR DIAGNOSTIC MENU IN THE AREAS OF CANCER AND INFLAMMATORY DISEASE

o     LEVERAGE INFRASTRUCTURE TO ACCELERATE GENOMIC DIAGNOSTIC MARKET
      PENETRATION

                             PERSEONALIZED MEDICINE

PERFORM GENOMIC AND PROTEOMIC TESTS IN
CONJUNCTION WITH DIANON'S TRADITIONAL
PATHOLOGY SERVICES

o     IMPROVE ACCURACY

o     GUIDE THERAPY SELECTION, DOSAGE, DURATION

                               [GRAPHIC OMITTED]

                                 CREATING VALUE

                       ----------------------------------
                       |     STRONG REVENUE GROWTH      |
                       | SIGNIFICANT OPERATING LEVERAGE |
                       ----------------------------------
                                       |
                                       |
                                       |
                                       |
                                       |
                                     -- --
                                     \   /
                                      \ /
                       ----------------------------------
                       |         EBITDA GROWTH          |
                       |   STRONG OPERATING CASH FLOW   |
                       ----------------------------------
                                       |
                                       |
                                       |
                                       |
                                       |
                                     -- --
                                     \   /
                                      \ /
                       ----------------------------------
                       |       SHAREHOLDER VALUE        |
                       ----------------------------------

                             ACQUISITION HIGHLIGHTS

o     LEADERSHIP IN CANCER DIAGNOSTICS MARKET

o     MORE PRODUCTS AND SERVICES TO MORE PHYSICIAN SPECIALISTS

o     ENHANCED GROWTH PROSPECTS

o     TARGETED TO BE EARNINGS ACCRETIVE

o     MEANINGFUL COMBINED CASH FLOW

o     OPPORTUNITIES FOR SIGNIFICANT SYNERGIES

o     STRONGER TECHNOLOGY PLATFORM

o     CREATING SHAREHOLDER VALUE

                              DIANON SYSTEMS, INC.
                                 (NASDAQ: DIAN)

                               [GRAPHIC OMITTED]

SAFE HARBOR STATEMENT
---------------------

This filing contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between DIANON Systems, Inc. and UroCor, Inc. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of DIANON Systems,Inc. and UroCor, Inc.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither DIANON Systems, Inc. nor UroCor, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that DIANON Systems, Inc. and UroCor, Inc. will file with the Securities and Exchange Commission because they contain important information.

                                     # # # #